UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For February 2015

Commission File No. 001-

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On February 25, 2015, Check-Cap Ltd. (the “Company”) issued a press release announcing the closing of its initial public offering of 2,000,000 units, each unit consisting of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share at a price of $6.00 per unit. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. The Series A Warrants have an exercise price of $7.50 per share and will expire on February 24, 2020. The Long Term Incentive Warrants have an exercise price of $6.90 per share and will expire on February 24, 2022. Simultaneous with the closing of the initial public offering, the Company closed a private placement of 2,000,000 units, each unit consisting of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share, at $6.00 per unit. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants.

The aggregate proceeds to the Company from its initial public offering and simultaneous private placement, before deducting underwriting discounts, commissions and offering expenses, was $24 million.

The Company intends to use the net proceeds from its initial public offering and simultaneous private placement to finance its’ clinical program and product development and for general corporate purposes.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release, dated February 25, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: February 25, 2015